Free Writing Prospectus pursuant to Rule 433 dated February 8, 2024

Registration Statement No. 333-269296

Leveraged Buffered Equity-Linked Notes due

OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date is based on the performance of the common stock of The Boeing Company as measured from the trade date to and including the determination date.

If the final index stock price on the determination date is greater than the initial index stock price, the return on your notes will be positive and will equal 3 times the index stock return, subject to the maximum settlement amount. If the final index stock price declines by up to 10% from the initial index stock price, you will receive the face amount of your notes.

If the final index stock price declines by more than 10% from the initial index stock price, the return on your notes will be negative and will equal the index stock return plus 10%. You could lose a significant portion of the face amount of your notes.

You should read the accompanying preliminary prospectus supplement dated February 8, 2024, which we refer to herein as the accompanying preliminary prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP / ISIN:	40057YCW1 / US40057YCW12
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Index stock:	the common stock of The Boeing Company (current Bloomberg ticker: “BA UN”)
Payment amount at maturity (for each $1,000 face amount of your notes):
•
if the index stock return is positive (the final index stock price is greater than the initial index stock price), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 3 times (c) the index stock return, subject to the maximum settlement amount;
•
if the index stock return is zero or negative but not below -10% (the final index stock price is equal to the initial index stock price or is less than the initial index stock price, but not by more than 10%), $1,000; or
•
if the index stock return is negative and is below -10% (the final index stock price is less than the initial index stock price by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) the sum of the index stock return plus 10% times (b) $1,000.

Initial index stock price:	an intra-day price or the closing price of one share of the index stock on the trade date
Final index stock price:	the closing price of one share of the index stock on the determination date
Cap price:	approximately 107.533% of the initial index stock price
Maximum settlement amount:	$1,226
Upside participation rate:	300%
Index stock return:	the quotient of (i) the final index stock price minus the initial index stock price divided by (ii) the initial index stock price, expressed as a percentage
Buffer price:	90% of the initial index stock price
Buffer rate:	100%
Buffer amount:	10%
Trade date:	expected to be February 9, 2024
Settlement date:	expected to be February 14, 2024
Determination date:	expected to be April 9, 2025
Stated maturity date:	expected to be April 14, 2025
Estimated value range:	$925 and $955 (which is less than the original issue price; see accompanying preliminary prospectus supplement)

Hypothetical Payment Amount At Maturity*

*assumes a maximum settlement amount of $1,226	Hypothetical Final Index Stock Price (as a % of the Initial Index Stock Price)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
	200.000%	122.600%
	175.000%	122.600%
	125.000%	122.600%
	107.533%	122.600%
	105.000%	115.000%
	100.000%	100.000%
	95.000%	100.000%
	90.000%	100.000%
	70.000%	80.000%
	50.000%	60.000%
	25.000%	35.000%
	0.000%	10.000%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and preliminary prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, and preliminary prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, and preliminary prospectus supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●
Preliminary prospectus supplement dated February 8, 2024
●
Prospectus supplement dated February 13, 2023
●
Prospectus dated February 13, 2023

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary prospectus supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary prospectus supplement, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

■The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

■ The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

■ The Amount Payable on Your Notes Is Not Linked to the Price of the Index Stock at Any Time Other Than the Determination Date

■ You May Lose a Substantial Portion of Your Investment in the Notes

■Your Notes Do Not Bear Interest

■The Potential for the Value of Your Notes to Increase Will Be Limited

■The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

■Your Notes May Not Have an Active Trading Market

■ If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

■If the Market Price of the Index Stock Changes, the Market Value of Your Notes May Not Change in the Same Manner

■We Will Not Hold Shares of the Index Stock for Your Benefit

■You Have No Shareholder Rights or Rights to Receive Any Index Stock

■ Past Index Stock Performance is No Guide to Future Performance

■The Calculation Agent Can Postpone the Determination Date If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing

■ There is No Affiliation Between the Index Stock Issuer and Us

■ We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Risks Related to Conflicts of Interest

■Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

■Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes

■ Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

■You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

■Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Issuer of the Index Stock or Other Entities That Are Involved in the Transaction

■ The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

■ Other Investors in the Notes May Not Have the Same Interests as You

■As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Risks Related to Tax

■ Certain Considerations for Insurance Companies and Employee Benefit Plans

■ The Tax Consequences of an Investment in Your Notes are Uncertain

■Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

■ The Return on Indexed Notes May Be Below the Return on Similar Securities	■ An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
■ The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note	■ We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
■ An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment	■ Information About an Index or Indices May Not Be Indicative of Future Performance
■ We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	■ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders
■ The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.